Exhibit 99.1

Auris Medical Holding Ltd.

Notice of the Special General Meeting of Shareholders

to be held on July 21, 2021 in Basel, Switzerland

Notice of the Special General Meeting of Shareholders of Auris Medical Holding Ltd. (the “Company”) to be held on July 21, 2021

To the Shareholders of Auris Medical Holding Ltd.:

The Company’s shareholders are herewith called and cordially invited to attend the Company’s Special General Meeting of shareholders (“Special General Meeting”) as follows:

Date:	July 21, 2021, 8:00 am Central European Summer Time
Place:	Auris Medical AG, Dornacherstrasse 210, 4053 Basel, Switzerland

Please note that given current international travel restrictions related to the COVID-19 pandemic, it is strongly recommended that shareholders cast their votes by proxy.

Agenda

1       Change of Company Name

To change the Company’s name to Altamira Therapeutics Ltd.

The Board recommends that shareholders vote “FOR” the change of the Company name. If not otherwise specified, proxies will be voted “FOR” the change of the Company’s name.

2       Election of Director

To elect Margrit Schwarz as a director of the Company to hold office until the 2022 Annual General Meeting of shareholders or until her successor is elected or appointed or her office is otherwise vacated.

For details on the proposed director, please see page 3 of this Notice.

The Board recommends that shareholders vote “FOR” the nominee for director. If not otherwise specified, proxies will be voted “FOR” the nominee for director.

3       Other Business

To transact such other business as may properly come before the meeting, and any adjournment or postponement thereof.

The Board of Directors of the Company has fixed the close of business on June 9, 2021 as the record date for determination of shareholders on the Register of Members entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof. Only shareholders of record at the close of business on the record date are entitled to notice of, and to vote at, the meeting.

A copy of this Notice of the Special General Meeting is available for download in the “Investors” section of our website (www.aurismedical.com).

Hamilton, Bermuda, June 16, 2021

For the Board of Directors

// Thomas Meyer, Chairman and CEO

Implications of proposed change of Company name for trading in the Company’s shares

The proposed change of the Company name will not affect the trading of the Company’s shares on the Nasdaq Capital Market. However, a new CUSIP number for the Company’s common shares is required and will be obtained once the change in the Company’s name has taken effect. It is anticipated that the Company’s shares will start trading a few days thereafter under the new CUSIP number and under the ticker symbol “CYTO”.

Board candidate profile – Margrit Schwarz, PhD MBA

Margrit Schwarz has 25 years of experience in drug discovery and development across multiple indications and modalities. She currently serves as the Chief Operating of Draupnir Bio ApS, a Danish biotech company. Prior to this role, she served as Chief Scientific Officer of Genevant Sciences, VP and Global Head External Innovation at Roche, VP and Therapeutic Area Head Cardiovascular & Renal Diseases at Boehringer Ingelheim, and Head of preclinical dyslipidemia / atherosclerosis research division at Amgen. She started her career in the biotech and pharma industry as a scientist at Tularik and Roche. Margrit Schwarz obtained a PhD in biochemistry at the University of Cologne, Germany, and worked as a postdoc at the University of Texas Southwestern Medical Center. She obtained an MBA in general management and entrepreneurial finance from Columbia Business School, New York.

Organizational Matters

A.	Documentation

The documentation of the Special General Meeting is available for download in the “Investors” section of our website (www.aurismedical.com).

B.	Invitation and Attendance

Shareholders registered in the register of members maintained by our transfer agent, American Stock Transfer & Trust Company, LLC, at 4 pm EDT on June 9, 2021 are entitled to receive notice of and vote at the Special General Meeting. On June 16, 2021, the mailing of the invitation and proxy form will be initiated to all holders of record as at June 9, 2021.

If you wish to attend the Special General Meeting in person, you will be required to present the enclosed proxy form and a valid government issued proof of identification.

C.	Representation

Shareholders of record, who do not attend the Special General Meeting in person, may grant a proxy in writing to another shareholder or other third party.

Proxies submitted by mail must be received by Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood NY 11717, USA, no later than 4 pm EDT on July 19, 2021. Proxies received after such time will not be considered.

To vote electronically, go to proxyvote.com and follow the instructions. You will need a 16-digit control number that is included on your proxy form. Electronic instructions must be received no later than 11:59 pm EDT on July 19, 2021.

Shareholders that have granted a proxy may not vote their shares at the Special General Meeting unless such proxy is revoked.

D.	Registration as a Shareholder with Voting Rights/No Trading Restrictions

Instructions on how a “street name” holder may become a holder of record are available in the “Investors” section of our website (www.aurismedical.com). Between 4 pm EDT on June 9, 2021 and 4 pm EDT on July 21, 2021 no shareholder will be registered as a shareholder of record in the Company’s register of members. American Stock Transfer & Trust Company, LLC will continue to register transfers of shares in the register of members in its capacity as transfer agent.

The registration of shareholders for voting purposes does not impact trading of Auris Medical shares held by registered shareholders before, during or after the Special General Meeting.

E.	“Street Name” Holders

“Street name” holders hold their shares through a bank, brokerage firm or other nominee. The record date for “street name” holders is June 9, 2021. “Street name” holders should follow the instructions provided by their bank, broker or nominee when voting their shares. “Street name” holders who wish to vote in person at the Special General Meeting must obtain a signed proxy from the organization that holds their shares entitling them to represent and vote the shares at the Special General Meeting. The proxy must be presented at the entrance together with a government issued proof of identification.

“Street name” holders who have not obtained a proxy from their broker or custodian are not entitled to vote in person or participate in the Special General Meeting.

F.	Presence Quorum Requirement

Our bye-laws provide that at any general meeting two or more persons present at the start of the meeting and representing in person or by proxy issued and outstanding voting shares in the Company shall form a quorum for the transaction of business.

G.	How Many Votes you Have

On each proposal to be voted upon, you have one vote for each of our common shares that you owned on the record date.

H.	Required Vote

All proposals presented for approval shall be decided by the affirmative votes of a majority of the votes cast at the Special General Meeting, whether in person or by proxy.

I.	How Votes are Counted

For all proposals presented, you may vote “For”, “Against”, or “Abstain”. Votes that abstain and broker non-votes will neither be counted as a vote for or against the proposal.

A “broker non-vote” occurs when a broker, bank, or other nominee holding shares for a beneficial owner in street name does not vote on a particular proposal because it does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner of those shares, despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions.

J.	Revocability of Proxy

If you are a shareholder of record, you may revoke your proxy and change your vote at any time before the respective vote at the Special General Meeting. You may vote again on a later date via the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the Special General Meeting will be counted), by signing and returning a new proxy card with a later date, or by attending the Special General Meeting and voting in person. Your attendance at the Special General Meeting will not automatically revoke your prior proxy unless you vote again at the Special General Meeting or specifically request in writing that your prior proxy be revoked. You may also request that your prior proxy be revoked by following the steps on item C. Representation above.

If you hold your shares in street name, you will need to follow the voting instructions provided by your broker, bank or other nominee regarding how to revoke or change your vote.

K.	Cost of Proxy Preparation and Solicitation

We pay the cost of proxy preparation and solicitation, including the reasonable charges and expenses of brokers, banks or other nominees for forwarding proxy materials to street name holders.

We are soliciting proxies primarily by mail. In addition, our directors, officers and regular employees may solicit proxies by telephone, facsimile, mail, other means of communication or personally. These individuals will receive no additional compensation for such services.

We will ask brokers, banks, and other nominees to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. We will reimburse them for their reasonable charges and expenses.

Questions:

Please contact Auris Medical at the address below:

Auris Medical Holding Ltd.
Attn. Investor Relations
Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda
investors@aurismedical.com